Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
October 12, 2021
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Katherine Hsu and Eathen Gums

Re: Nissan Auto Leasing LLC II Nissan-Infiniti LT LLC Registration Statement on Form SF-3 File Nos. 333-258304 and 333-258304-01

Dear Ms. Hsu and Mr. Gums:

Reference is hereby made to (i) the letter (the “Comment Letter”) dated August 26, 2021 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to Nissan Auto Leasing LLC II (the “Depositor”), (ii) the Depositor’s response letter (the “Response Letter”) dated September 13, 2021 to the Comment Letter and (iii) Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”) filed on September 13, 2021.

After further consideration, the Depositor has elected to modify the Registration Statement to provide that the applicable issuing entity will issue only fixed rate notes. As a result of such modification, the Staff’s comments reflected under the heading “Risks Associated with Floating Rate Notes, page 14” in the Comment Letter and the Depositor’s responses thereto set forth in the Response Letter are no longer relevant to the issuance of the securities contemplated by the Registration Statement. We note that the Depositor may file a post-effective amendment to the Registration Statement in the future if the Depositor would like the Registration Statement to include the ability of an issuing entity to issue floating rate notes.

The Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting the modifications referenced in the immediately preceding paragraph. For your convenience, we are delivering to you via email a copy of this supplemental response letter, together with a copy of Amendment No. 2 that has been marked to show changes from Amendment No. 1 and the modified exhibits filed therewith, as well as a clean copy of Amendment No. 2 and the exhibits filed therewith.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil at (312) 701-8933, or the Depositor’s in-house counsel, Timothy Hauck, at (615) 571-9101. Please communicate any remaining comments to my attention at the email address and/or facsimile number above.

Sincerely, /s/ Angela M. Ulum Angela M. Ulum

cc:	Timothy Hauck
Lindsay M. O’Neil